mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

March 23, 2010

Mssrs. M. James and J. Webb
Office of Corporate Finance
US Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re: mPhase Technologies, Inc.(the “Company”)
Finalizing Materiality review for estimated
liabilities under EITF 00-19 to determine if prior Financial
Statements included in previously filed periodic reports
require restatement:

Dear Mssrs. James and Webb:

Having narrowed this topic to the final issues with respect to what remains necessary to evaluate to determine what amendments may be required of previously issued Periodic reports for the recording of contingent liabilities, if Material, the Staff has determined are required for certain free standing warrants under EITF 00-19.

With respect to this topic and the financial statements included in our Periodic Reports on Forms 10k and 10q already issued we understand:

That the potential contingent liability for the period March 31, 2008 which the Company concluded was immaterial and does not require amendment to the Form 10q for that period; is a conclusion the staff does not object to.

With respect to June 30, 2008; September 30, 2008 and perhaps December 31, 2008 you wanted to see Materiality evaluated under the simplified method and if any variation were applied to the simplified method such variation should be based upon authoritative guidance that we cite and provide what we believe to be the relevant part of such guidance that supports our position.

With respect to our March 12, 2010 letter and your comments upon preliminary review of that submission on Monday March 15, 2010 of what was needed to finalize this topic; the following attachments and supplemental information is provided so that all relevant information and positions of the Company are provided so the conclusion of this topic is based upon a completed analysis. This is intended to be our final and full submission and includes all those factors the Company is aware of as well as those items you mentioned Monday in our conversation for items you wanted to be expanded upon with respect to the following two issues:

I. VALUATION

a.	SIMPLIFIED METHOD APPLIED UNDER SAB 110

The 4-1-08 warrant to purchase 11,111,112 shares was issued to the “Platinum Partners” group of Value funds; an accredited investor that has participated in multiple private placements and has exercised multiple warrants and has sufficient transactional history to estimate an expected term as required under SAB 110.

The March 12, 2010 correspondence used an expected life based upon the average of the last two warrants, we have recalculated estimated expected term based upon the entire history with this investor based upon actual experience since 2004, as you requested. We have also used the actual volatility used for that year and the risk free return interest rate corresponding with the expected term. (This is included in attachment I a.)

b.	VALUATION UNDER ASR 268

The alternative values to the simplified values provided were computed with June 30, 2008 prices, vol. and rate for int.; and differ in estimated value from the simplified method discussed above due to different expected term assumptions.

The attached computations used estimated expected terms based upon the estimated contractual cycles of the convertible debentures based upon ASR 268 and paragraphs 8-10 of EITF 00-19, as sequence earliest inception first by contractual lives of debentures. (The calculations and applicability of these are included in attachment I b.)

II-CLASSIFICATION AND RE-CLASSIFICATION

a.

The freestanding warrants were all recordable at their initial issuance to permanent equity to corresponding expense or cash and apic. The original entries for the platinum partners investment for the original, replacement warrant and charge to reparations are attached for your review. (Actual attachment II a. (1).)

The warrants issued to Platinum Partners are temporary equity when they are re- classified for the potential contingent liability pursuant to the chart under paragraphs 37 & 38 of EITF 00-19. Under paragraphs under paragraphs 14-18 of EITF 00-19 our convertible debentures are “reasonable contracts” for purposes of penalty or disposition in the case of indeterminate shares; as well as they only require the delivery of unregistered shares; and charges into and out of temporary equity as revalued are not chargeable to earnings as re-iterated in paragraphs 33 through 38 EITF 00-19 (2); which was provided on March 12, 2010 with Topic 98. (Charts referred to above from EITF 00-19 paragraphs 37 & 38 is in actual attachment II a. (2).)

b.

The revised materiality work papers for 6-30-08 are provided illustrating both the change in value as chargeable to equity and earnings. Both result in an immaterial effect on the financial statements at 6-30-08. (II b.)

c.

The revised materiality work papers for 9-30-08 and 12-31-08 are provided illustrating both the change in value as chargeable to equity and earnings. Both result in an immaterial effect on the financial statements for either period. (II c.)

We are prepared to provide corporate finance the requisite response to their latest correspondence together with the clerical edits and disclosure amendments with respect to all other comments they have given us regarding our Form 10K for the Year ended June 30, 2009 and Form 10Q for the period ended September 30, 2009 and with respect to our Preliminary Proxy for our Annual Meeting for the fiscal Year ended June 30, 2008. We are prepared to provide additional disclosure, and if material, revised financial statements for Form 10K for the Year ended June 30, 2008 and Form 10Q(S) for the period(s) ended September 30, 2008 and possibly December 31, 2008 immediately upon conclusion of this materially analysis and review.

If you have any questions or comments, please contact myself at 917-324-0354. Thank you for the considerable time you have given this matter and your assistance.

Very truly yours,

Edward Suozzo